UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                        For the date of 22 November 2005

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Embargoed until 9.00 a.m.

22 November 2005

                     AIB announces joint venture with Aviva


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) today announces that it has agreed the terms of a joint venture with Aviva plc ("Aviva") for the manufacture and distribution of life and pensions products in the Republic of Ireland (the "Transaction").

The joint venture brings together Hibernian Life & Pensions Limited ("Hibernian Life & Pensions"), the third largest company in the Irish long-term savings market, and Ark Life Assurance Company Limited ("Ark Life"), the fourth largest. AIB will own an interest of 24.99 per cent in the joint venture and will enter into an exclusive distribution agreement. Hibernian will own 75.01 per cent of the new combined operation.


key points


  - AIB will own a 24.99 per cent interest in the joint venture and will receive a cash payment of up to EUR205.4 million.


- The pro-forma estimated value of the new combined operation as at 31 December 2004 would have been EUR1,326 million. This value has been determined using those values reported to shareholders at that date, being EUR467 million for Ark Life on an Embedded Value basis and EUR859 million for Hibernian Life & Pensions on a European Embedded Value basis.


  - Sales on an annual premium equivalent basis ("APE") from the combined entities were EUR226 million on a pro forma basis for 2004.


- The joint venture transaction will generate a one off gain on completion of circa. EUR145 million for AIB. It is anticipated that completion will take place in 2006. Thereafter, a combination of (i) the return on capital released from the Transaction when fully reinvested in the business (ii) the commission income from the continued distribution of products and (iii) share of the joint venture profits is expected to have a broadly neutral effect on earnings per share ("EPS").


  - The joint venture will have scale and will be well positioned in the market to benefit from the uplift in the life, pensions and investments market in Ireland.


  - AIB as Ireland's largest bank will bring to the joint venture its proven distribution capability, with access to over 1.6 million retail customers in Ireland.


  - Aviva is a leading partner for bancassurance distributors with a reputation for creativity and innovation with a proven manufacturing capability.


  - AIB will focus on its core expertise of product distribution while acquiring a significant stake in a product manufacturer with multi-channel access.


  - AIB will have significant input into product design and specification as well as being able to access a full suite of products to meet the needs of its customers.



Further Information about the Joint Venture


The parties to the Transaction are as follows: (i) AIB, (ii) Hibernian Group plc ("Hibernian Group"), and (iii) Hibernian Life Holdings Limited ("Hibernian Life Holdings"). Under the terms of the Transaction, the parties have agreed to the issue of shares by Hibernian Life Holdings to AIB and to the acquisition by Hibernian Life Holdings of the entire issued share capital of Ark Life.

On completion of the Transaction, Hibernian Life Holdings will become the joint venture vehicle. AIB will hold a 24.99 per cent interest in the share capital of Hibernian Life Holdings and Hibernian Group will own the balance of the shares. Ark Life and Hibernian Life & Pensions will be wholly owned subsidiaries of Hibernian Life Holdings. A shared services company will be established to service the operational requirements of each of the joint venture companies.

Hibernian Investment Managers Limited will assume the management of policyholder funds invested through Ark Life as part of the joint venture agreement. AIB Investment Management Limited ("AIB Investment Management") and AIB Fund Management Limited, which together represent AIB's asset management business in Ireland, will continue to focus on the management of institutional funds. In addition, AIB Investment Management will be one of a number of alternative fund offerings available to the customers of the joint venture.


Hibernian Life & Pensions, Hibernian Life Holdings, Ark Life and AIB will enter into an exclusive distribution agreement for five years and is renewable for further five-year terms up to 2031.


On completion of the Transaction, it is intended that a senior executive of AIB will become a non-executive director on the board of Hibernian Group. The board of Hibernian Life Holdings will comprise the same members as the board of Hibernian Group. The management team of the joint venture will include Billy Finn, Managing Director of Ark Life, and Tony O'Riordan, currently Managing Director of Hibernian Life & Pensions, will become managing director of the joint venture.


Completion of the Transaction is conditional upon the approval of the European Commission and the Financial Regulator, which it is anticipated will be received in the first quarter of 2006.


Hibernian Life Holdings will acquire all of the shares in Ark Life from AIB and Hibernian Investment Management will acquire the contract to manage the policyholders' funds invested through Ark Life in exchange for a 24.99 per cent. interest in Hibernian Life Holdings and a balancing cash payment of EUR195.4 million. A deferred cash payment of up to EUR10 million is payable subject to the fulfilment of certain performance criteria.

Commenting, Donal Forde, Managing Director of AIB Republic of Ireland, said:

"Since 1991, AIB has built an extremely successful bancassurance business through Ark Life. This joint venture marks the formation of a new leading player in the life, pensions and investments market in Ireland. In combining the proven distribution capability of AIB with the international bancassurance experience of Aviva, we believe that we have devised an innovative formula that will provide a comprehensive range of quality products to our customers."


Commenting, Bryan Jenkins, Chief Executive of Hibernian Group, said:

"This is a transformational deal for Hibernian. Joining forces with Ireland's biggest retail bank confirms our position as a leading life company in Ireland. This partnership will bring us broader distribution capability, building on the already strong relationship we have with our broker partners. It provides us with an opportunity to significantly grow our life business while achieving operational economies of scale by bringing the two companies together. The deal will offer customers greater product choice and access to a wider range of fund options and managers, which will be available through the AIB network from mid-2006."


Under the Listing Rules of each of the Irish Stock Exchange and the UK Listing Authority, the above transaction, in aggregate, is classified as a Class 2 transaction.


AIB Corporate Finance Limited, which is regulated by the Financial Regulator under the Investment Intermediaries Act, 1995, acted as financial adviser to AIB in relation to the Transaction.

Enquiries:

Alan Kelly                                                   +353 (0) 1 660 0311

Head of AIB Group Investor Relations
Ronan Sheridan                                               +353 (0) 1 641 4651

AIB Group Press Officer

Notes

(1) Ark Life is the wholly owned life assurance subsidiary of AIB. It distributes life, pensions and investments products through the AIB branch network. In the year ended 31 December 2004, Ark Life made an Embedded Value profit before taxation of EUR72 million. As at 31 December 2004, Ark Life had an Embedded Value of EUR467 million. The gross assets of Ark Life were EUR4,779 million as at 30 June 2005.


For further information on AIB Group, see www.aibgroup.com/investorrelations

(2) Aviva is the world's sixth largest insurance group and the UK's largest insurance group. It is one of the leading providers of life and pensions products in Europe with substantial businesses throughout the world. Aviva has significant experience in bancassurance with sales from this channel accounting for almost 26 per cent of the group's life and pensions sales for the nine months ended 30 September 2005. The group has major bancassurance arrangements throughout the world.


(3) Hibernian Life & Pensions is part of the Aviva Group. Its life and pensions products are predominantly distributed through the broker market channel. In the year ended 31 December 2004, Hibernian Life & Pensions made an operating profit of EUR282 million and had a European Embedded Value ("EEV") of EUR859 million. The gross assets of Hibernian Life & Pensions on an EEV were EUR7,532 million at 31 December 2004.

                                     -ENDS-


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  22 November 2005                             By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.